Exhibit 99.3

Western Forest Products Inc.	2008 Third Quarter Report
Management’s Discussion & Analysis
The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (“Company”, “Western”, “us”, “we”, or “our”), on a consolidated basis, for the third interim period ended September 30, 2008 to help security holders and other readers understand our Company and the key factors underlying our financial results. This discussion and analysis should be read in conjunction with the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2007 (the “2007 Annual Report”), all of which can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at http://www.sedar.com.
The Company has prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference is also made to EBITDA1. EBITDA is defined as operating income (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment and operating restructuring costs added back. Western uses EBITDA as a benchmark measurement of our own operating results and as a benchmark relative to our competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not cash costs, and vary widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. Further, operating restructuring costs are not expected to occur on a regular basis and may make comparisons of our operating results between periods more difficult. We also believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.
EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect our net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by Western may differ from EBITDA as calculated by other companies.
This management’s discussion and analysis contains statements which constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws. Those statements and information appear in a number of places in this document and include statements and information regarding our current intent, belief or expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance, objectives and strategies. Such statements and information may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “should”, “may” and similar words and phrases. Readers are cautioned that it would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include, among others: general economic conditions, competition and selling prices, changes in foreign currency exchange rates, labour disruptions, natural disasters, relations with First Nations groups, changes in laws, regulations or public policy, misjudgments in the course of preparing forward-looking statements or information, changes in opportunities and other factors referenced under the “Risk Factors” section in our Annual Information Form dated March 4, 2008, under the “Risks and Uncertainties” section of our MD&A in our 2007 Annual Report and those referenced in the MD&A in this quarterly report. All written and oral forward-looking statements or information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Except as required by law, Western does not expect to update forward-looking statements or information as conditions change.
Unless otherwise noted, the information in this discussion and analysis is updated to November 14, 2008. Certain prior period comparative figures may have been reclassified to conform to the current period’s presentation. All financial references are in millions of Canadian dollars unless otherwise noted.

[1]	Earnings Before Interest, Tax, Depreciation and Amortization

Western Forest Products Inc.	2008 Third Quarter Report
Summary of Selected Quarterly Results1

	Three months ended		Nine months ended
(millions of dollars except where noted)	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Sales	$196.4	$176.5	$637.9	$753.9
EBITDA	(10.6)	(29.8)	(34.3)	14.6
EBITDA as % of sales	-5.4%	-16.9%	-5.4%	1.9%
Operating income (loss)	(19.4)	(36.6)	(59.8)	(10.3)
Net income (loss) from continuing operations	(22.7)	(37.2)	(56.9)	(15.2)
Net income (loss) and comprehensive income (loss)	(25.0)	(37.7)	(61.3)	(12.9)

Basic and diluted net income (loss) per share (dollars)	$(0.12)	$(0.18)	$(0.30)	$(0.06)

(1)	Included in Appendix A is a table of selected results for the last eight quarters.
Overview
Third quarter, 2008
Depressed worldwide markets for our forest products continued to seriously impede Western’s financial performance during the third quarter of 2008. Sales and EBITDA recorded in the third quarter of 2008 were not directly comparable with the same quarter in the prior year. Western’s performance during the prior year was affected by the three-month strike initiated in July 2007 by the United Steel Workers of America which left most of the Company’s producing operations at a standstill.
Year to date, September 30, 2008
For the nine months ended September 30, 2008, the Company incurred a net loss of $61.3 million on sales of $637.9 million, reflecting the severely depressed market conditions experienced throughout 2008. This net loss reflects an adverse swing of $48.4 million when compared to the $12.9 million net loss reported in the same nine months of 2007. Stronger results in the prior year comparative period included the impacts of US dollar appreciation and almost seven months operating under market conditions that were better for our forest products.
Operating Results
Sales

	Three months ended		Nine months ended
(millions of dollars)	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Lumber	$152.7	$141.6	$485.7	$556.8
Logs	29.1	26.5	107.0	155.0
By-products	14.6	8.4	45.2	42.1

Total sales	$196.4	$176.5	$637.9	$753.9

Third quarter, 2008
Despite depressed market conditions in the third quarter of 2008, sales of $196.4 million were 11.3% higher than in the third quarter of 2007, a period severely affected by the strike. Although shipment volumes for most products were higher in 2008, most average prices realized in Canadian dollars were lower due to unfavourable market conditions.

Western Forest Products Inc.	2008 Third Quarter Report
Compared to the third quarter of 2007, lumber sales, at $152.7 million, were 7.8% higher in the third quarter of 2008. This included the impact of 10.3% higher shipments, despite considerably softened demand for cedar, partially offset by 2.3% lower average prices when expressed in Canadian dollars. The marked drop in the general level of demand for cedar products that drove reduced sales in the third quarter of 2008 is not expected to recover during the remainder of 2008 or early 2009.
Log sales of $29.1 million were 9.8% higher in the third quarter of 2008, driven by 42.0% higher shipments partly countered by 23.3% lower average prices and change in mix. By-product sales, at $14.6 million, were 73.8% higher in the third quarter of 2008, reflecting the fact that the majority of Western’s sawmills were operating in 2008, but not operating in most of the third quarter of 2007 due to the strike.
Year to date, September 30, 2008
Lower volumes drove a 15.4% decline in sales in the first nine months of 2008, reflecting reduced demand for most of the Company’s products in our major markets.
Lumber sales, at $485.7 million, were 12.8% lower in the nine-month period ended September 30, 2008 compared to the same period in 2007, driven by a 14.6% drop in shipment volume. Average prices realized in Canadian dollar terms during the first three quarters of 2008 were 2.1% higher despite further depreciation of the US dollar.
Log sales, at $107.0 million, were 31.0% lower in the nine months ended September 30, 2008, when compared to the same period in 2007. Log quantities sold to customers contracted by 18.5% and average pricing, by 15.2%. By-product sales, at $45.2 million, were 7.4% higher in the first nine months of 2008, when compared to the same period in 2007.
Gross Profit, Margins and Net Income (Loss)
Third quarter, 2008
Western’s gross profit (sales less cost of goods sold) of $12.8 million in the third quarter of 2008 was $23.2 million higher than in the third quarter of 2007. Gross profit margin (gross profits expressed as a percentage of sales) in the third quarter of 2008 was 6.5%, a slight improvement compared to the first and second quarters of 2008. This is better than the negative margin of 5.9% recorded in the third quarter of 2007 when the Company was operating under strike conditions. During 2008, the Company has been operating at approximately two thirds of normal operating levels due to harvesting and sawmilling curtailments. These curtailments have been taken in response to significantly reduced customer demand and to avoid accumulating unsold inventory in order to conserve cash. Western expects that this level of curtailments will continue during the remainder of 2008 and into 2009 if customer demand does not recover. In the third quarter, the Company was paid in full an amount of $0.9 million that had been due from Pope & Talbot at the time that company filed for CCAA protection in October 2007. The debt had previously been expensed within cost of goods sold due to the uncertainty that the amount would be collected.
The net loss of $25.0 million in the third quarter of 2008 represents a $12.7 million, or 33.7%, improvement when compared to the net loss of $37.7 million for the same period in 2007. The improvement includes $23.2 million increase in gross profit partially offset by higher freight of $9.4 million and other items accumulating to $1.1 million. Average freight rates have been significantly higher in 2008 resulting from high fuel costs and the global shortage of break-bulk transportation resulting in an increased use of more expensive containerized shipping.
Other variances totaling $1.1 million included the following items. Foreign exchange gains in the third quarter of 2008 were $5.0 million lower than in the same quarter of 2007, which included gains on US dollar denominated debt outstanding in 2007, since retired in the first quarter of 2008. Discontinued operations included $1.8 million additional allowances for expenditures to remediate the former pulp mill site at Squamish currently held for sale following a recent expanded engineering assessment. Reductions in export taxes of $1.8 million were consistent with lower sales in the United States. Selling and administration included $1.6 million in reduced consulting and other activities. The decline of $2.1 million in net interest expense in the third quarter of 2008 reflected lower interest rates on debt refinanced earlier in 2008.
Year to date, September 30, 2008
Year to date gross profit of $32.2 million, representing a 5.0% margin, was $49.7 million lower than in the first nine months of 2007 when margins averaged 10.9%. As already discussed, the first nine months of 2007

Western Forest Products Inc.	2008 Third Quarter Report
included almost seven months operating before the housing industry downturn took hold in the latter part of 2007 continuing through 2008, as well as over two months under strike conditions. For nearly seven months of 2007 Western’s logging and sawmills operated with no unplanned shutdowns. However, during the strike period of the third quarter of 2007, Western nonetheless incurred fixed costs without significant production of logs or lumber. During 2008, due to prevailing economic conditions, Western has been operating at approximately two thirds of normal operating levels due to production curtailments. Accordingly, the Company incurs the fixed costs of those operations curtailed, partly offset by savings realized during the course of 2008.
The year-to-date net loss in 2008 of $61.3 million represents a downturn of $48.4 million compared to the first nine months of 2007. The downturn comprises lower gross profit of $49.7 million, higher freight costs of $8.2 million, partly offset by other items with a cumulative positive impact of $9.5 million. As previously discussed, higher freight rates in 2008 are due to increased fuel costs and related surcharges, as well as the use of more high-cost containers to compensate for the shortage of break-bulk shipping capacity.
The items with a cumulative positive impact of $9.5 million included the following: Other income was $16.2 million higher in 2008, which included the gain from sale during the first quarter of the former site of the Company’s New Westminster sawmill. Export taxes were $4.6 million lower in 2008 reflecting lower sales in the U.S., The decline in selling and administration costs in 2008 of $6.4 million included reductions in consulting and other activities. On the other hand, foreign exchange gains in 2008 declined by $10.4 million due to the inclusion in 2007 of gains on US dollar denominated debt then outstanding, since retired in the first quarter of 2008. Discontinued operations in 2007 included gains on disposal of plant and equipment of over $5 million, whereas in 2008 Western recognized additional provisions amounting to $1.8 million for environmental remediation.
Financial Position and Liquidity

	Three months ended		Nine months ended
(millions of dollars except where noted)	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Cash provided (used) by operations	(4.4)	(18.0)	(25.9)	(0.3)
Cash provided (used) by investing activities	(1.6)	(2.8)	39.5	4.9
Cash provided (used) by financing activities	5.6	1.9	(12.5)	(30.6)
Cash (used) to acquire property, plant, and equipment	(0.3)	(2.5)	(2.8)	(10.5)
Cash (used) to construct capital logging roads	(1.7)	(2.5)	(7.2)	(9.9)
Total liquidity(1)	48.4	120.1	48.4	120.1
Financial ratios:
Current assets to current liabilities	1.28	1.72	1.28	1.72
Net debt to capitalization(2)	0.385	0.266	0.385	0.266

(1)	Total liquidity comprises cash and cash equivalents and available credit under the Company’s revolving credit line and revolving term facility.

(2)	Net debt defined as the sum of long-term debt, current portion of long-term debt, revolving credit line, less cash and cash equivalents. Capitalization comprises net debt and shareholders’ equity.
During the third quarter of 2008, Western used $6.0 million for operating and investing activities, which included additions to capital assets of $2.0 million. Financing activities provided $5.6 million, represented almost entirely by an increased draw on the revolving credit line. Operating activities included the net loss from continuing operations largely offset by items not involving cash, such as amortization, and reductions in working capital. Lower working capital was partly on account of higher collections of receivables towards the end of September. In addition, the Company has reduced inventory levels. Partially offsetting the impact of lower accounts receivable and inventories were higher disbursements for accounts payable and accrued liabilities, which included additional payments for vacation pay and property taxes normally made in July of each year.
In the first nine months of 2008, Western’s financing activities included an increased draw of $29.8 million on the revolving credit line. Of that, operating activities consumed $25.9 million. Operating activities included net loss from continuing operations of $56.9 million, partly offset by items not involving cash, such as amortization, and reductions in working capital. Lower working capital reflects higher collections of receivables at the end of

Western Forest Products Inc.	2008 Third Quarter Report
September and the Company’s efforts to restrict inventory levels. Disbursements for capital assets of $10.0 million reflect 2008 investments reduced to half the 2007 level.
Liquidity as at September 30, 2008 amounted to $48.4 million, which was $71.7 million less than as at September 30, 2007, and $18.6 million less than the amount available as at June 30, 2008. Subsequent to September 30, 2008, liquidity narrowed as a result of lower collections of accounts receivable reversing the higher collections before that date and increased disbursements for logging activities conducted in the fall.
Western has forecast financial results and cash flows for the remainder of the current fiscal year and into 2009 using the Company’s best estimates of market and operating conditions. These forecasts indicate that the Company may not remain in compliance with its debt covenants over the entire period of the forecasts and may require additional liquidity over some of that period. This represents a change in estimate from the Company’s previous forecasts at the end of the second quarter and is primarily due to delays in anticipated cash inflows from sales of assets, as is discussed elsewhere in this MD&A under “asset sales initiative”. Although the Company continues to expect significant proceeds from these potential asset sales, it is not clear if and when these sales may ultimately be effected.
In addition, any significant strengthening of the Canadian dollar, decline in U.S. housing or other markets driving reduced demand, negative impact of possible timber tenure reductions or other unexpected adverse developments could further adversely impact the Company’s liquidity in the short term.
The Company’s current forecasts indicate that without asset sales, additional liquidity or covenant relief from its lenders, the Company may no longer comply with its debt covenants nor have sufficient liquidity commencing at the end of the fourth quarter of 2008 and possibly continuing into early 2009. Consequently, Western is in discussions with its lenders with the objective of obtaining waivers, modifications or concessions from them with respect to the debt covenants and is also pursuing alternatives for obtaining additional debt or equity financing. The Company believes it will be successful in obtaining such additional financing but there can be no assurance that will be the case.
Changes in Accounting Policies
Inventories
Effective January 1, 2008, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 — Inventories. Section 3031 requires that inventories be valued at lower of cost and net realizable value. Under the new standard, logs designated for lumber production are recorded at the lower of cost and net realizable value (“NRV”) with NRV determined on the basis of the logs converted into lumber. Under the former policy, logs designated for lumber production were valued at the lower of cost and net realizable value with NRV determined from log market prices. This change recognizes any forecasted losses on future lumber sales upon the purchase or production of logs that remain in inventory, and accordingly future changes in NRV may produce fluctuations in cost of sales. Upon the adoption of these new recommendations inventory decreased by $8.0 million due to increased provisions required to value certain inventory products at NRV. Upon adoption of the new standard, the Company discontinued costing inventory based on a rolling six month average, and commenced costing using actual costs. This change had no material impact on the carrying value of total inventory as at January 1, 2008. Consequently inventory decreased by $8.0 million to $245.2 million and the deficit increased by the same amount to $163.9 million as at January 1, 2008.
Capital disclosures
Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Section 1535 — Capital Disclosures. The recommendations provide for additional disclosure with respect to the Company’s capital structure. Adoption of the recommendations had no impact on the Company’s financial statements.
Financial instruments — disclosure and presentation
Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Sections 3862 and 3863, Financial Instruments — Disclosures and Presentation. Under the recommendations additional information is required pertaining to the use of financial instruments irrespective of whether or not those financial instruments are recognized in the financial statements. Adoption of the recommendations had no impact on the Company’s financial statements.

Western Forest Products Inc.	2008 Third Quarter Report
Going concern
In June 2007, Section 1400 of the CICA Handbook was amended to require management to assess and disclose an entity’s ability to continue as a going concern. This section applies for interim and annual periods beginning on or after January 1, 2008.
The Company adopted this section as of January 1, 2008 and additional disclosures addressing going concern have been provided in the interim financial statements.
Future Changes in Accounting Policies
International Financial Reporting Standards
In February 2008, the CICA’s Accounting Standard Board (AcSB) announced that Canadian public companies will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective for years starting on or after January 1, 2011. Early adoption is permissible. The Company is currently assessing the impact and date of adoption on its consolidated financial statements.
Risks and Uncertainties
The business of the Company is subject to a number of risks and uncertainties, including those described in the 2007 Annual Report and the Annual Information Form dated March 4, 2008, both of which can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at http://www.sedar.com. Any of the risks and uncertainties described in the above-noted documents could have a material adverse affect on our operations and financial condition and cash flow and, accordingly, should be carefully considered in evaluating Western’s business. The Company has the following additional comments as at the date of this report.
As discussed in the Company’s Annual Information Form and Annual Report both dated March 4, 2008, from time to time claims against the Company may be made by various groups, including the First Nations of British Columbia. In April 2008 the Kwakiutl First Nation filed a lawsuit against the B.C. Government, Western and the Federal Government of Canada seeking, amongst other things, orders to set aside the B.C. Government’s decision to remove Western’s private lands from a Tree Farm License and the B.C. Government’s approval of the Company’s Forest Stewardship Plan on the Crown lands within their area of interest, based on alleged infringements of their treaty rights and unextinguished aboriginal title and rights. The Company is currently unable to predict the outcome of this lawsuit on Western’s ongoing operations or the sale or management of its private forestry lands.
As described in the Annual Information Form, the Company is subject to market fluctuations for products brought about by influences such as foreign exchange rates, competition and economic conditions in the various industries that purchase Western’s products, such as housing. From time to time, when these influences cause significant reductions in demand for forest products or prices to fall to uneconomic levels, the Company will reduce production with temporary logging and/or sawmilling curtailments. In extreme cases, such curtailments may become permanent closures.
In the third quarter of 2008, Western’s eight sawmills took approximately 30 weeks of market-related downtime including the indefinite closure of the Ladysmith sawmill. In view of the challenging market conditions, particularly the depressed state of the U.S. dimension lumber market and softening of the cedar lumber market in 2008 and into 2009, the Company will continue to maintain inventory control by aligning log supply and lumber production with anticipated sales volumes.
As Western takes significant market related curtailments in its sawmills, the volume of chips produced is reduced and accordingly there is greater risk that the Company may not meet contractual obligations without incurring additional cost. At this time the Company is unable to quantify the extent of additional cost, if any.
Outlook and Strategy
U.S. dimension lumber markets remain extraordinarily weak and the Japanese housing market has also slowed bringing greater competition as many wood producers look for alternate markets. Western does not anticipate improved conditions at least for the remainder of 2008 and into 2009. Cedar markets slowed in the third quarter of 2008 and in the fourth quarter Western expects a further decline due to the combination of seasonality and the general economic slowdown. In the spring of 2009, some increase in cedar demand may be experienced based on seasonality. Log sales are expected to be slower as many lumber and shingle

Western Forest Products Inc.	2008 Third Quarter Report
producers are operating at lower levels due to the depressed markets. World pulp prices are anticipated to fall, which in turn impacts the price of Western’s wood chips. However, the anticipated fall in pulp prices may be compensated to an extent by the recent appreciation of the US dollar relative to the Canadian dollar if the US currency remains at the higher value, as the Company’s chip prices are indirectly influenced by the US currency. Furthermore, the recent appreciation of the US dollar, if remaining at the higher levels, will increase effective average pricing of lumber sold in US dollars when expressed in Western’s functional currency, the Canadian dollar.
To the extent possible and prudent, Western has focused on alternate and higher-margin products and markets and has also curtailed harvesting and manufacture of products exhibiting reduced demand. Accordingly, strategies are designed to better position Western for any recovery of markets in which the Company maintains significant participation. Nonetheless, the Company continues to carefully evaluate production capacity in relation to market requirements and will continue to take appropriate harvesting and/or manufacturing downtime during the remainder of 2008 into 2009 and will continue to do so unless and until economic conditions and customer demand improves.
Asset Sales Initiative
Early in 2007, the Company commenced an initiative to market specific non-core assets. These include the following non-core assets remaining unsold at this time: The higher and better use lands situated in the south of Vancouver Island, the gravel holdings in the Port McNeill area of Vancouver Island, the site of the former pulp mill at Squamish, and the higher and better use lands in the north of Vancouver Island. In addition, the Company has engaged professional advisors to assess the marketability of approximately 26,500 hectares of private forestry lands located in various regions throughout Vancouver Island.
Any proceeds provided from any of these land sales, if and when closed, are expected to be applied to the extent available firstly against the Company’s outstanding term debt, secondly, against short-term debt and thirdly, to general corporate purposes.
The removal of the Company’s privately owned lands — including forestry lands, certain of the non-core assets and other properties — from Tree Farm Licenses in January 2007 has led to some local controversy. In July 2008 the Auditor General of British Columbia released a report concerning the removal of certain of the Company’s private lands from Tree Farm Licenses (the “Doyle Report”). There was no indication in the Doyle Report that any action is contemplated by the provincial government regarding the removal of private lands from the Company’s Tree Farm Licenses that would impact Western’s ability to market any of the lands or otherwise affect the Company, but there can be no assurance in that regard. In September 2008 the Province of British Columbia Conflict of Interest Commissioner, Paul Fraser, issued an opinion (the “Fraser Opinion”) addressing certain concerns implied in the Doyle Report. The Fraser Opinion concluded that the former Minister of Forests and Range was not in an apparent conflict of interest when he approved the removal of Western’s private lands from the Tree Farm Licenses.
Furthermore, in April 2008 the Capital Regional District (“CRD”) changed certain zoning bylaws to significantly increase the minimum permitted lot size of the higher and better use lands in the south of Vancouver Island, which could reduce the land value. As provided by applicable regulations, the Company proceeded with subdivision applications for its higher and better use lands in the south of Vancouver Island based on the prior zoning. In September 2008 the Company and the British Columbia Landowners Association’s challenge to the CRD zoning bylaw amendments was heard by the British Columbia Supreme Court. The challenge asserts that the CRD failed to enact the zoning bylaw amendments in accordance with the statutory requirements and should be overturned. A ruling in this matter is expected in late November 2008.
There is significant risk that the Company will not be successful in challenging the CRD zoning by-law amendments and that some or all of the subdivision applications will be denied or not approved in time or be frustrated for other reasons, in which case the value of these lands may be significantly reduced.
Due to current capital market conditions access to debt financing has been diminished, thus certain buyers have indicated transaction values lower than we are prepared to accept. As a result, we are restricting our marketing process until credit market and/or other conditions improve. Because of the current market uncertainty and the other issues referred to above, we are not in a position to provide a revised estimate of the proceeds that might arise from the sale of the remaining non-core assets or the private forestry lands should they occur nor can we provide any assurance that any sales will be completed or when any sales may ultimately occur.

Western Forest Products Inc.	2008 Third Quarter Report
Outstanding Share Data
As of November 14, 2008, there were 119,842,359 Common Shares and 84,571,206 Non-Voting Shares issued and outstanding. The Company may convert the Non-Voting Shares into Common Shares on a one-for-one basis, in whole or in part, at any time in its sole discretion, provided that the Board of Directors is at that time of the opinion that to do so would not have a material adverse effect on the Company’s business, financial condition or business prospects.
In addition, the Company has 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the “Class C Warrants”) outstanding. The Company has reserved up to 2,847,262 Common Shares for issuance upon the exercise of the Class C Warrants. Western has also reserved 10,000,000 Common Shares for issuance upon the exercise of options granted under the Company’s incentive stock option plan. In July and November 2008, 20,000 and 2,190,000 options, respectively, were cancelled. There were no options issued in the third quarter. As of November 14, 2008, 4,288,060 options were outstanding under the Company’s incentive stock option plan.
Tricap Management Limited (“Tricap”) controls and directs 49% of the Company’s Common Shares and 100% of the Non-Voting Shares. By virtue of the Brookfield Asset Management Inc. (“BAM”) voting arrangements with Tricap, BAM is related to the Company. Western has certain arrangements with entities related to BAM to acquire and sell logs, lease certain facilities, provide access to roads and other areas, and acquire other services including insurance, all in the normal course and at market rates or at cost. During the third quarter of 2008, the Company paid entities related to BAM $8.1 million in connection with these arrangements and received $0.2 million.
Public Securities Filings
Readers may access other information about the Company, including the Annual Information Form and additional disclosure documents, reports, statements and other information that are filed with the Canadian securities regulatory authorities, on SEDAR at www.sedar.com.
On behalf of the Board of Directors

John MacIntyre	Dominic Gammiero
Chairman	President and Chief Executive Officer

Duncan, BC,

November 14, 2008

Western Forest Products Inc.	2008 Third Quarter Report
Management’s Discussion and Analysis — Appendix A
Summary of Selected Results for the Last Eight Quarters (Unaudited)

(millions of dollars except per share	2008			2007				2006
amounts and where noted)	3rd	2nd	1st	4th	3rd	2nd	1st	4th

Average Exchange Rate — Cdn $ to purchase one US $	1.041	1.010	1.005	0.981	1.045	1.098	1.173	1.128

Sales
Lumber	152.7	180.1	152.9	93.3	141.6	210.0	205.2	217.8
Logs	29.1	43.4	34.5	29.6	26.5	72.9	55.6	44.6
By-products	14.6	14.3	16.3	13.7	8.4	18.2	15.5	16.7

Total sales	196.4	237.8	203.7	136.6	176.5	301.1	276.3	279.1

Lumber
Shipments — millions of board feet	192	216	188	131	174	273	251	278
Price — per thousand board feet	795	834	815	712	814	769	818	782

Logs
Shipments — thousands of cubic meters	517	622	455	412	364	943	650	625
Price — per cubic metre	56	70	76	72	73	77	86	71

Selling and administration	8.6	8.5	8.9	9.9	10.2	11.3	10.9	12.5

EBITDA	(10.6)	(13.8)	(9.9)	(28.4)	(29.8)	21.1	23.3	120.4
Amortization of capital assets	(8.8)	(8.9)	(7.8)	(7.9)	(6.8)	(10.8)	(9.9)	(9.7)
Net interest expense	(3.7)	(3.6)	(8.4)	(5.8)	(5.8)	(5.4)	(6.2)	5.1
Foreign exchange gain (loss)	0.6	1.4	0.2	0.1	5.6	6.3	0.7	(6.0)
Other income (expense) from dispositions	(0.1)	6.9	9.8	0.8	(0.3)	2.6	0.6	—
Income taxes	(0.1)	—	(0.1)	(0.7)	(0.1)	—	(0.3)	(0.5)

Net income (loss) from continuing operations	(22.7)	(18.0)	(16.2)	(41.9)	(37.2)	13.8	8.2	109.3
Net income (loss) from discontinued operations	(2.3)	(1.3)	(0.8)	(1.0)	(0.5)	3.8	(1.0)	(1.0)

Net income (loss)	(25.0)	(19.3)	(17.0)	(42.9)	(37.7)	17.6	7.2	108.3

EBITDA as % of sales	-5.4%	-5.8%	-4.9%	-20.8%	-16.9%	7.0%	8.4%	43.1%

Earnings per share:
Net income (loss) basic and diluted	(0.12)	(0.10)	(0.08)	(0.21)	(0.18)	0.08	0.04	0.53
Net income (loss) from continuing operations basic and diluted	(0.11)	(0.09)	(0.08)	(0.21)	(0.18)	0.07	0.04	0.53
In a normal operating year, there is some seasonality to the Company’s operations with higher lumber sales in the second and third quarters when construction activity, particularly in the United States, has historically tended to be higher. Logging activity may also vary depending on weather conditions of rain, snow and ice in the winter and the threat of forest fires in the summer. The following were unusual events that influenced results other than for seasonal reasons. In the fourth quarter of 2006, Western received a lumber duty refund and interest thereon from the United States. In the third and fourth quarters of 2007, sales and net income were influenced by strike action by most of the Company’s unionized employees. The first three quarters of 2008 were influenced by a significant downturn in the forest products industry, bringing associated production curtailments by Western.

Western Forest Products Inc.	2008 Third Quarter Report
Western Forest Products Inc.
Unaudited Consolidated Financial Statements
For the three and nine months ended September 30, 2008

Western Forest Products Inc.	2008 Third Quarter Report
Consolidated Balance Sheets (Unaudited)
(Expressed in millions of Canadian dollars)

	Sept 30, 2008	Dec 31, 2007
Assets
Current assets:
Cash and cash equivalents	$4.0	$4.9
Accounts receivable	45.7	55.9
Inventory (Note 11)	227.1	253.2
Prepaid expenses and other assets	9.5	8.4

	286.3	322.4

Property, plant and equipment	436.8	484.4
Other assets	10.3	8.9

	$733.4	$815.7

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit line	$78.4	$48.6
Accounts payable and accrued liabilities	82.5	85.7
Current portion of long-term debt (Note 5)	56.6	101.1
Discontinued operations (Note 10)	6.5	4.1

	224.0	239.5
Long-term debt (Note 5)	74.0	69.7
Other liabilities	33.0	34.1
Deferred revenue	74.9	76.4

	405.9	419.7
Shareholders’ equity:
Common shares	410.6	410.6
Non-voting shares	139.6	139.6
Contributed surplus	2.5	1.7
Deficit	(225.2)	(155.9)

	327.5	396.0

	$733.4	$815.7

See accompanying notes to these consolidated financial statements
Approved on behalf of the Board:
“Dominic Gammiero” Director
“John MacIntyre” Director

Western Forest Products Inc.	2008 Third Quarter Report
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit (Unaudited)
(Expressed in millions of Canadian dollars except for share and per share amounts)

	Three months ended		Nine months ended
	Sept 30		Sept 30
	2008	2007	2008	2007

Sales	$196.4	$176.5	$637.9	$753.9
Cost and expenses:
Cost of goods sold	183.6	186.9	605.7	672.0
Export tax	2.5	4.3	9.1	13.7
Freight	21.1	11.7	56.9	48.7
Selling and administration	8.6	10.2	26.0	32.4

	215.8	213.1	697.7	766.8

Operating (loss) before operating restructuring items	(19.4)	(36.6)	(59.8)	(12.9)

Operating restructuring items (Note 13)	—	—	—	2.6

Operating income (loss)	(19.4)	(36.6)	(59.8)	(10.3)
Net interest income (expense)	(3.7)	(5.8)	(15.7)	(17.5)
Foreign exchange gain (loss)	0.6	5.6	2.2	12.6
Other income (loss) (Note 7)	(0.1)	(0.3)	16.6	0.4

Income (loss) before income taxes	(22.6)	(37.1)	(56.7)	(14.8)
Income tax expense	(0.1)	(0.1)	(0.2)	(0.4)

Net income (loss) from continuing operations	(22.7)	(37.2)	(56.9)	(15.2)
Net income (loss) from discontinued operations	(2.3)	(0.5)	(4.4)	2.3

Net income (loss) and comprehensive income (loss)	(25.0)	(37.7)	(61.3)	(12.9)

Deficit, beginning of period as previously reported	(200.2)	(75.3)	(155.9)	(100.1)
Adoption of new accounting policy (Note 2)	—	—	(8.0)	—

Deficit, beginning of period as adjusted	(200.2)	(75.3)	(163.9)	(100.1)

Deficit, end of period	$(225.2)	$(113.0)	$(225.2)	$(113.0)

Earnings per share (in dollars):
Basic and diluted earnings (loss) per share	$(0.12)	$(0.18)	$(0.30)	$(0.06)

Basic and diluted earnings (loss) per share from continuing operations	$(0.11)	$(0.18)	$(0.28)	$(0.07)

Weighted average number of shares outstanding (thousands of shares)	204,414	204,414	204,414	204,414
See accompanying notes to these consolidated financial statements

Western Forest Products Inc.	2008 Third Quarter Report
Consolidated Statements of Cash Flows (Unaudited)
(Expressed in millions of Canadian dollars)

	Three months ended		Nine months ended
	Sept 30		Sept 30
	2008	2007	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) from continuing operations	$(22.7)	$(37.2)	$(56.9)	$(15.2)
Items not involving cash:
Amortization of capital assets	8.8	6.8	25.5	27.5
Foreign exchange (gain) loss	(0.6)	(5.6)	(2.2)	(12.6)
(Gain) loss on disposal of capital assets	(0.3)	—	(13.4)	—
Other	(1.0)	(1.6)	(2.9)	(2.5)

	(15.8)	(37.6)	(49.9)	(2.8)

Changes in non-cash working capital items:
Accounts receivable	20.1	36.1	10.2	31.1
Inventory	15.2	39.3	18.1	14.1
Prepaid expenses	5.4	(1.1)	(1.1)	(0.1)
Accounts payable and accrued liabilities	(29.3)	(54.7)	(3.2)	(42.6)

	(4.4)	(18.0)	(25.9)	(0.3)

Investing activities:
Additions to capital assets	(2.0)	(5.0)	(10.0)	(20.4)
Disposal of assets and other receipts	0.4	0.3	49.5	10.3
Acquisition working capital adjustment	—	—	—	12.5
Other	—	1.9	—	2.5

	(1.6)	(2.8)	39.5	4.9

Financing activities:
Changes in revolving credit line	5.7	0.9	29.8	(2.7)
Proceeds from refinancing of debt ( Note 5)	—	—	175.0	—
Repayment of term debt ( Note 5)	—	—	(43.0)	(25.5)
Repayment of pre-existing debt ( Note 5)	—	—	(174.3)	—
Other	(0.1)	1.0	—	(2.4)

	5.6	1.9	(12.5)	(30.6)

Cash provided (used) by continuing operations	(0.4)	(18.9)	1.1	(26.0)
Cash provided (used) by discontinued operations	(0.1)	(1.6)	(2.0)	(3.5)

Increase (decrease) in cash and cash equivalents	(0.5)	(20.5)	(0.9)	(29.5)
Cash and cash equivalents, beginning of period	4.5	32.6	4.9	41.6

Cash and cash equivalents, end of period	$4.0	$12.1	$4.0	$12.1

Supplementary information:
Cash interest paid	$3.6	$4.1	$10.8	$12.4
See accompanying notes to these consolidated financial statements

Western Forest Products Inc.	2008 Third Quarter Report
The business of Western Forest Products Inc. (the “Company” or “Western”) is timber harvesting and lumber manufacturing for worldwide markets. Western’s operations are located in the coastal region of British Columbia.

1.	Significant Accounting Policies

These quarterly consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company’s most recent audited annual consolidated financial statements. These quarterly consolidated financial statements follow the same accounting policies, methods of application and disclosures used in the Company’s consolidated financial statements as at December 31, 2007 and for the year then ended except that the Company has adopted new accounting policies as required by the new accounting pronouncements as described below.

Certain of the comparative numbers have been reclassified to conform to the presentation adopted in the current period.

2.	Adoption of New Accounting Policies
a) Inventories
Effective January 1, 2008, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 — Inventories. Section 3031 requires that inventories be valued at lower of cost and net realizable value. Under the new standard, logs designated for lumber production are recorded at the lower of cost and net realizable value (“NRV”) with NRV determined on the basis of the logs converted into lumber. Under the former policy, logs designated for lumber production were valued at the lower of cost and net realizable value with NRV determined from log market prices. This change recognizes any forecasted losses on future lumber sales upon the purchase or production of logs that remain in inventory, and accordingly future changes in NRV may produce fluctuations in cost of sales. Upon the adoption of these new recommendations inventory decreased by $8.0 million due to increased provisions required to value certain inventory products at NRV. Upon adoption of the new standard, the Company discontinued costing inventory based on a rolling six month average, and commenced costing using actual costs. This change had no material impact on the carrying value of total inventory as at January 1, 2008. Consequently inventory decreased by $8.0 million to $245.2 million and the deficit increased by the same amount to $163.9 million as at January 1, 2008.
b) Capital disclosures
Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Section 1535, Capital Disclosures. Under the recommendations additional disclosure is provided with respect to the Company’s capital. Adoption of the recommendations had no impact on the Company’s financial statements. The additional disclosures are included in Note 8.
c) Financial instruments – disclosure and presentation
Effective January 1, 2008, the Company adopted the new recommendations of the CICA Handbook Sections 3862 and 3863, Financial Instruments – Disclosures and Presentation. Under the recommendations the Company is required to provide additional information pertaining to the use of financial instruments irrespective of whether or not those financial instruments are recognized in the financial statements. Adoption of the recommendations had no impact on the Company’s financial statements. The additional disclosures are included in Note 9.

Western Forest Products Inc.	2008 Third Quarter Report
2.	Adoption of New Accounting Policies (Continued)
d) Going concern
In June 2007, Section 1400 of the CICA Handbook was amended to require management to assess and disclose an entity’s ability to continue as a going concern. This section applies for interim and annual periods beginning on or after January 1, 2008. The Company has adopted this section on January 1, 2008.
Western has forecast financial results and cash flows for the remainder of the current fiscal year and into 2009 using the Company’s best estimates of market and operating conditions. These forecasts indicate that the Company may not remain in compliance with its debt covenants over the entire period of the forecasts and may require additional liquidity over some of that period.  This represents a change in estimate from the Company’s previous forecasts at the end of the second quarter and is primarily due to delays in anticipated cash inflows from sales of assets, as is discussed elsewhere in this MD&A under “Asset Sales Initiative”.  Although the Company continues to expect significant proceeds from these potential asset sales, it is not clear if and when these sales may ultimately be effected.
In addition, any significant strengthening of the Canadian dollar, decline in U.S. housing or other markets driving reduced demand, negative impact of possible timber tenure reductions or other unexpected adverse developments could further adversely impact the Company’s liquidity in the short term.
The Company’s current forecasts indicate that without asset sales, additional liquidity or covenant relief from its lenders, the Company may no longer comply with its debt covenants nor have sufficient liquidity commencing at the end of the fourth quarter of 2008 and possibly continuing into early 2009. Consequently, Western is in discussions with its lenders with the objective of obtaining waivers, modifications or concessions from them with respect to the debt covenants and is also pursuing alternatives for obtaining additional debt or equity financing.  The Company believes it will be successful in obtaining such additional financing but there can be no assurance that will be the case.
3.	Pension Expense
The Company has defined benefit and defined contribution pension plans and other pension arrangements that cover substantially all salaried and certain hourly employees. The Company also contributes to hourly paid employee union pension plans and has health care plans covering certain hourly and retired salaried employees. During the third quarter ended September 30, 2008, the Company incurred costs of $3.2 million (2007 — $2.4 million) with respect to these plans. During the nine months ended September 30, 2008, the Company incurred costs of $10.0 million (2007 — $10.0 million).
4.	Stock-Based Compensation Plan

In the third quarter of 2008, 20,000 employee stock options were cancelled. There were no stock options exercised or granted in the third quarter. As at September 30, 2008, 6,478,060 options were outstanding with a weighted average exercise price of $1.97 per Common Share. Subsequent to September 30, 2008, 2,190,000 options were cancelled.

5.	Long-Term Debt

On March 14, 2008, the Company closed a new financing providing $175.0 million in term facilities. The proceeds retired the prior existing facilities which amounted to $72.5 (US$73.5 million) and $101.8 million, both provided by the Brookfield Bridge Lending Fund, a lender related to Tricap, the Company’s largest shareholder.

The new financing agreement provided for two secured term facilities: a $75.0 million revolving term facility and a $100.0 million non-revolving term facility subsequently paid down by $43.0 million in the first and second quarters of 2008. The revolving term facility is due on or before March 14, 2011 and the non-revolving term debt is due on or before September 14, 2009. Accordingly, the balance of the non-revolving term debt and associated financing fees as at September 30, 2008 has been classified as a current liability.

Western Forest Products Inc.	2008 Third Quarter Report
5.	Long-Term Debt (Continued)

At the discretion of the Company, interest on the facilities is based either on the Canadian prime or the bankers acceptance rate plus a margin of 1.75 percent or 2.75 percent, respectively. At the time of concluding the new financing agreement the Company paid $2.4 million in transaction costs, which have been deferred and will be amortized, into interest expense, over the term of the facilities using the effective interest rate method.

During the second quarter the Company extended the term of the revolving credit line. The line, which is secured against cash, accounts receivable and inventory, now terminates on March 14, 2011, co-terminus with the new term facilities previously discussed in this note 5. The following table provides additional information with respect to the Company’s long term debt:

	Sept 30, 2008	Dec 31, 2007
US dollar debt	$—	$72.9
Associated transaction costs	—	(3.2)

	$—	$69.7

Canadian dollar debt	$132.0	$101.8
Associated transaction costs	(1.4)	(0.7)

	$130.6	$101.1

	$130.6	$170.8
Less current portion	56.6	101.1

	$74.0	$69.7

6.	Segmented Information

The Company is an integrated Canadian forest products company operating in one industry segment involving timber harvesting and lumber production for marketing and distribution to worldwide markets.

7.	Other Income (Loss)

In June 2008, the Company sold for cash a parcel of land on southern Vancouver Island, British Columbia. In the same month, the Company received proceeds of final compensation from the Province of British Columbia associated with a timber tenure take-back. The two transactions combined with certain other asset sales provided a net gain of $6.9 million in the second quarter. In addition, in March 2008, the Company sold for cash the site of the former sawmill in New Westminster, British Columbia. Sale proceeds, less commission and other fees, totaled $39.8 million and generated a gain on sale of $9.8 million. The gains associated with these transactions are included in other income for the nine months ended September 30, 2008.

8.	Capital Requirements

The Company’s policy for managing capital is to maintain a capital position that provides financial flexibility and achieves growth with the objective of maximizing long-term shareholder value. Western’s capital requirements typically include major new investments designed to grow net income and disbursements for other new equipment and ongoing enhancements, efficiency improvements, safety, and protection or extension of the life of equipment. Finally, significant expenditures are also required to fund new capital roads allowing access to timber stands for harvesting purposes.

The Company seeks to achieve a balance between the higher returns that may arise with higher levels of borrowing and the advantages and security provided by a sound capital position. The Company monitors the ratio of net debt to capitalization, targeting a ratio in the range of 30% to 45%. Net debt is defined as long-term debt plus amounts drawn on revolving credit lines, less cash and cash equivalents. Capitalization comprises net debt and shareholders’ equity.

Changes to the capital structure may be made as strategic opportunities arise. In order to maintain or adjust the capital structure, the Company may issue new shares, source new debt, or sell assets to reduce debt. The Company has internal controls to ensure changes to the capital structure are properly reviewed and approved.

Western Forest Products Inc.	2008 Third Quarter Report
8.	Capital Requirements (Continued)

On March 14, 2008, the Company refinanced its term debt facilities (Note 5). Since refinancing the debt, the Company has repaid a total of $43.0 million of the long-term portion of the debt facility substantially from the cash proceeds of disposition of assets (Note 7). Pursuant to the financing agreement, term debt repayments will continue as asset sales are realized.

Under the new financing agreement, the Company is subject to financial covenants including maintaining a certain ratio of debt to capitalization. As at September 30, 2008, this ratio was within the limit prescribed in the agreement.

The Company is not subject to any statutory capital requirements. Under the Company’s stock-based compensation plan, commitments exist to issue common shares.

There were no changes to the Company’s approach to managing capital during the period.

9.	Financial Instruments

The Company’s financial assets include its cash and cash equivalents and accounts receivable. Cash and cash equivalents are designated as held-for-trading and measured at fair value. Accounts receivable are designated as loans and receivables and are measured at amortized cost using the effective interest rate method. The Company’s financial liabilities comprise accounts payable and accrued liabilities and long-term debt. All financial instrument liabilities are designated as other financial liabilities and are measured at amortized cost using the effective interest rate method. The Company does not have any financial instruments classified as held for sale or available-for-sale.

The Company utilizes financial instruments in the normal course of business and takes action to mitigate the associated risks. However, Western regularly considers the use of currency hedges and other similar instruments to mitigate foreign currency exposure risk, and should it do so, would consider hedge accounting. The use of financial instruments exposes the Company to credit risk, liquidity risk, and market risk. Other than as described below, management does not consider the risks to be significant to the Company.

The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework. The Company identifies, analyzes and actively manages the financial market risks associated with changes in foreign exchange rates, interest rates and commodity prices. The Company has established risk management policies and controls to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor risks and adherence to limits.

The Company is exposed to credit risk in connection with its receivables from customers. The carrying amount of the Company’s accounts receivable represents the maximum credit exposure. The Company is also exposed to currency risk in connection with its foreign currency denominated receivables from customers, predominantly in US dollars and to a lesser extent in Japanese yen, Australian dollars, and the Euro.

Sales transactions are made through the extension of credit to customers and are recorded at the point in time the sale is recognized. Accordingly, fluctuations in collectability may affect the carrying value of the underlying accounts receivable. Management balances the credit risk through rigorously and continually reviewing customer credit profiles. The Company has established policies and controls to review the creditworthiness of new customers, including review of credit ratings. Most lumber sales are conducted under standard industry terms and conditions and are insured by the Export Development Corporation. The Company regularly reviews the collectability of accounts receivable and makes provisions where the collectability is uncertain. Historically the Company’s bad debts have been minimal and as at September 30, 2008, the Company had an allowance for doubtful customer accounts of $0.2 million.

Western Forest Products Inc.	2008 Third Quarter Report
9.	Financial Instruments (Continued)

As described in the Company’s Annual Information Form dated March 4, 2008, certain sales transactions are denominated in foreign currencies, principally, the US dollar. Accordingly, fluctuations in foreign exchange rates may affect the carrying value of the underlying accounts receivable. As of September 30, 2008, the Company’s accounts receivable denominated in US dollars totaled US$13.8 million. The Company estimates that an increase or decrease of one cent in the value of the Canadian dollar per US$1.00 would decrease or increase, respectively, current operating earnings by approximately $3.0 million to $4.0 million annually, and that an increase or decrease of 1% in the value of the Japanese Yen relative to the Canadian dollar would increase or decrease, respectively, current operating earnings by approximately $0.8 to $1.0 million.

The Company is also exposed to market risk in connection with the pricing for its products. On an annualized basis, the Company estimates that an increase or decrease of one per cent in selling prices would increase or decrease, respectively, operating earnings by $8.0 to $10.0 million annually. At this time, the Company has elected not to actively manage its exposure to commodity price risk.

Long-term debt is recorded at the principal amount less the net value of the associated financing fees. Financing fees are deferred and amortized over the life of the debt using the effective interest rate method. Accordingly, fluctuations in market interest rates may affect the carrying value of the debt. Management mitigates the interest rate risk associated with the long term debt through the utilization of floating interest rates. Based on the Company’s debt structure at September 30, 2008, a change of 1% in interest rates would have increased or decreased annual net income by approximately $1.0 million.

From time to time the Company may recognize liabilities for the settlement of certain obligations. The amount recognized in the financial statements is based on management’s best estimate given the facts available at the time the obligation was incurred. Accordingly, fluctuations in pricing and interest rates will affect the ultimate cost to settle a given obligation. Management mitigates the associated pricing risk through regularly reviewing the assumptions used in the generation of the estimate.

Liabilities for ongoing operations are recorded in the financial statements at cost accrued to that point in time. Management mitigates any liquidity risk associated with the subsequent payment of these liabilities through the continual monitoring of expenditures and forecasting of liquidity resources.

10.	Discontinued Operations

In March 2006, the Company closed its Squamish mill located on 213 acres on the mainland coast of British Columbia and exited the pulp business. Subsequent to the closure, the Company sold substantially all of the productive assets of the mill. Ongoing costs such as for supervision, security and property taxes continue to be expensed as incurred. The property is one of a portfolio of non-core assets and while site remediation is ongoing, the Company has listed the property for sale.

The following table provides additional information with respect to the discontinued operations:

	Three months ended		Nine months ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Net income (loss) from discontinued operations	$(2.3)	$(0.5)	$(4.4)	$2.3

Cash provided (used) by discontinued operations	$(0.1)	$(1.6)	$(2.0)	$(3.5)

Western Forest Products Inc.	2008 Third Quarter Report
11.	Inventory

As described in Note 2, effective January 1, 2008, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 — Inventories. The following table summarizes the value of inventory on hand:

	Sept 30, 2008	Dec 31, 2007
Log inventory	$124.8	$164.4
Lumber inventory	97.5	83.0
Supplies and other inventories	12.5	12.8
Provision for write downs	(7.7)	(7.0)

Total inventory	$227.1	$253.2

12.	Related Party Transactions

Tricap controls and directs 49% of the Company’s Common Shares and 100% of the Non-Voting Shares. By virtue of the BAM voting arrangements with Tricap, BAM is related to the Company. Western has certain arrangements with entities related to BAM to acquire and sell logs, lease certain facilities, provide access to roads and other areas, and acquire other services including insurance, all in the normal course and at market rates or at cost. During the third quarter of 2008, the Company paid entities related to BAM $8.1 million ($5.3 million – 2007) in connection with these arrangements and received $0.2 million ($1.5 million – 2007). During the nine months ended September 30, 2008, the Company paid entities related to BAM $23.5 million ($16.9 million – 2007) in connection with these arrangements and received $0.7 million ($5.2 million – 2007).

13.	Operating Restructuring Income (Costs)

Operating restructuring income (costs) for 2007 comprises the gain on the sale of the Company’s log merchandiser facility offset by timberlands restructuring costs. There were no operating restructuring costs in the nine month period ended September 30, 2008.